Electrovaya to Present at the H.C. Wainwright Global Investment Conference

TORONTO, ON / ACCESSWIRE / May 18, 2022 / Electrovaya Inc. (TSX:EFL); (OTCQB:EFLVF), a lithium-ion battery manufacturer with differentiated intellectual property that allows heightened safety and improved longevity, will be featured as a presenting company at the H.C. Wainwright Global Investment Conference at the Fontainebleau Miami Beach Hotel in Miami, FL on May 23-26, 2022.

Electrovaya's COO, Dr. Raj DasGupta is scheduled to present in person on Tuesday, May 24th, 2022 at 4:00 pm ET and will also participate in one-on-one meetings with investors. If you are an institutional or retail investor, and would like to attend or listen to the Company's presentation, please click on the following link (https://hcwevents.com/globalconference/) to register for the conference. The presentation slides will also be available on the Company's website (www.electrovaya.com; corporate presentation).

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying the safest and longest-lasting lithium-ion batteries. Electrovaya, a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

For more information, please contact:

Investor and Media Contact:

Jason Roy

Director, Investor Relations & Communication

Electrovaya Inc. / 905-855-4618 / jroy@electrovaya.com/ www.electrovaya.com

SOURCE: Electrovaya, Inc.